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                                November 30, 2022

       Rhonda Keaveney
       Chief Executive Officer
       Reynaldo's Mexican Food Company, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: Reynaldo's Mexican
Food Company, Inc.
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed November 15,
2022
                                                            File No. 000-56463

       Dear Rhonda Keaveney:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 4 to Form 10-12G

       Item 15. Financial Statements and Exhibits, page 41

   1. We note your response to comment 2 of our letter. We note that several of the amendments and original
articles of incorporation that you filed are not legible. In particular, the
original articles of incorporation, which contain articles that are not later amended or restated,
and which presumably remain in effect, are illegible. Please file legible copies of these
documents.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rhonda Keaveney
Reynaldo's Mexican Food Company, Inc.
November 30, 2022
Page 2

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRhonda Keaveney                  Sincerely,
Comapany NameReynaldo's Mexican Food Company, Inc.
                                                   Division of Corporation
Finance
November 30, 2022 Page 2                           Office of Real Estate &
Construction
FirstName LastName